Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

June 2, 2016

Exhibit 99.1

Diebold – Social Media Communications, Twitter

The following communications were or will be made available by posts on Twitter:

Tweet 1:	Our EMEA SVP describes Diebold’s local approach to working with banks in Africa http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc/status/738430518509723648]

Tweet 2:	Financial services consumption is changing. See the interview w/ #CNBCAfrica: http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc/]

Exhibit 99.2

Diebold – Social Media Communications, LinkedIn

The following communication was made available by a post on LinkedIn:

In a recent interview on CNBC Africa’s Power Lunch, Diebold’s Senior Vice-President and Managing Director of Europe, Middle East & Africa explored the future of banking in Africa and discussed the evolving themes that are shaping the way we do business in the region. http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to https://www.linkedin.com/hp/update/6144214903587696641]

Exhibit 99.3

The future of S.A’s banking sector

Thu, 02 Jun 2016 10:33:14 GMT

Joining CNBC Africa to focus on the future of banking as well as visualising tomorrow’s bank by not only looking at people’s needs for financial services but on how they consume it, is Bassem Bouzid, Senior Vice-President and Managing Director of Europe, Middle East & Africa at Diebold.

Transcript of Interview with Bassem Bouzid for CNBC Africa

Gugulethu Cele:	We now shift our focus to the future of banking, as well as visualizing tomorrow’s bank. But not only looking at people’s needs for financial services, but ultimately how they consume them too. Joining me now to tell us more about this is Bassem Bouzid, who is the Senior Vice President and Managing Director of Europe, Middle East and Africa at Diebold.

Thank you so much for joining us today, sir. It’s good to have you with us. I don’t know if you were fortunate enough to hear the introduction of the show, but I am one of those who does a lot of banking on my mobile phone. My colleague, Lindsay, just started doing so about two day ago. But tell us about the trends that we see when it comes to consumption of financial services, and how we’re moving away from bricks and mortar, and how technology plays a key role here.

Bassem Bouzid:	Good morning, Gugulethu, and thank you for having me with you today. It’s great to be here. The consumer behavior is changing around the way we consume financial services. We want to be able to interact with our bank anywhere, at any time, on any device. And the world is moving towards digital, digital payments, digital wallets; digital interaction with financial institutions.

The banking segment has also undergone a significant transformation recently that we call branch transformation, which really is about giving the end consumer a new experience, a new interaction, a new way of doing banking with them. It’s no longer about going into the branch, meeting with your representative. You want to be able to access your financial data, again anywhere, any time, on any device. And that’s what the future of banking is, opening to us as a challenge.

Lindsay Williams:	Bassem, Lindsay in Cape Town. It’s really interesting, isn’t it? Because this almost parallels between the way we communicate and the way we transact our finances. Because with what’s happened to Twitter and Facebook and everything, we take the fundamental need of humankind to communicate with each other. But we just invent new ways of doing it.

It’s exactly the same with banking. You take a lump of money, and you need to transact that money. You have to give it to a bank, and the bank comes up with new ways of distributing and transacting on our behalf.

Would it be fair to say that Africa is fairly well advanced compared to its developed world peers when it comes to certain aspects of digital banking, i.e. payments?

Bassem Bouzid:	It is. You’re absolutely right. The opportunity in Africa compared to other markets, it’s— the banking system is present with large well-established banks, especially in South Africa, and expanding further into Africa. And if you look at the world today, there is about 2 billion human beings that are unbanked. Out of the 2 billion human being non-banked, a billion of them have mobile devices. And the way they are using their interaction with the financial institutions is naturally evolving towards the use of e-wallets, the use of mobile payments, and the use of their mobile devices.

And we see a convergence between three segments in reality. The way we view the world also historically by sector is rapidly evolving. We used to view the world as financial services, retail services, telecommunication; all of this world is converging. Today as a consumer, you want to be able to use your mobile phone, so you have access to a telecommunication operation with an e-wallet on it, to be able to go to a retailer, do some shopping, and potentially get some cash out of it.

So we see a convergence of these three worlds. And Africa, because of the nature of the banking systems and the very high level of penetration of mobile phones and telecommunications in general, is certainly well-advanced with the use of e-wallets, with the use of mobile payments, and there is a number of new players coming in offering mobile payments, offering new financial services. And this enables also a much better inclusion in our continent.

Gugulethu Cele:	Having highlighted that then, how does this tie into Diebold’s strategy when it comes to its approach to the African continent, given the fact that that you’ve alluded to, there might be strong mobile penetration? But the banking systems are so— have a significant difference when it comes to the maturity of those segments, like in South Africa, very strong capital markets and banking environment versus perhaps Ethiopia and Tanzania. So how does this tie in with the innovations that you hope to launch here with regard to mobile and linking up with it ATMs and contact list services centers?

Bassem Bouzid:	So we have a very high commitment to R&D and innovation. And we’re addressing the world. We’re a global company, but addressing the markets locally. In South Africa, we have a very strong presence with all the major banks in the country. And we’re addressing the rest of the continent with dedicated services and offerings and an extended portfolio.

For example, we have designed ATMs that can work anywhere with little power consumption. The access to electricity is a challenge in Africa. We created an ATM that we call the 429, which is a green ATM that works with a solar panel that you can position anywhere. So you can give access to the rural world to people who don’t have access to cities and large banking systems.

So we have adapted our portfolio. We are investing heavy in mobile payments. We are creating and investing also in software to offer our customers an omni-channel and a completely consistent approach with their banks. So we are absolutely dedicated and developing the right R&D and right innovation for the markets.

Allow me to add also one thing, where we announced a business combination with Wincor Nixdorf recently, which gives us access to an extended portfolio also in retail. So the combined portfolio of the company that will be in place as soon as we get all the antitrust approvals, will also give us really an extended portfolio of services and software and offerings to address the African markets better than ever.

Gugulethu Cele:	Fantastic. Well, we look forward to that and the development that will certainly take place in the future. Thank you so much for your time today, and for painting a picture for us regarding the future of banking.

Bassem Bouzid:	Thank you for having me.

Gugulethu Cele:	Fantastic. Well, that was Bassem Bouzid, who is the Senior Vice President and Managing Director of Europe, Middle East and Africa at Diebold.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the offer. In addition, on February 4, 2016, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) approved the publication of the German offer document in connection with the offer. Diebold has published the German offer document on February 5, 2016. The acceptance period for the offer expired at the end of March 22, 2016 (Central European Time), and the statutory additional acceptance period expired at the end of April 12, 2016 (Central European Summer Time).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the prospectus that is attached as Annex 4 to the German offer document and has been filed with the SEC. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.